1701 Market Street                                        Morgan, Lewis
Philadelphia, PA  19103                                   & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax:  215.963.5001



January 11, 2013



VIA EDGAR
---------


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Re:     The Advisors' Inner Circle Fund (File Nos.033-42484 and 811-06400)
        ------------------------------------------------------------------

Ladies and Gentlemen:


On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the Schedule 14A, notice, proxy statement and proxy card (the "Preliminary Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Trust scheduled to be held on Thursday, February 14, 2013. The Special Meeting is being called for the purpose of approving a new investment sub-advisory agreement between Cornerstone Advisors, Inc. and TCW Investment Management Company with respect to the Trust's Cornerstone Advisors Global Public Equity Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese